FINAL TRANSCRIPT

Conference Call Transcript

NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Event Date/Time: Oct. 03. 2005 / 8:30AM ET
Event Duration: N/A

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

C O R P O R A T E P A R T I C I P A N T S
James Mooney
ntl - Chairman
Cob Stenham
Telewest - Chairman
Simon Duffy
ntl - CEO, President
Jacques Kerrest
ntl - CFO
Bryan Hall
ntl - General Counsel
Neil Smith
Telewest - CFO

C O N F E R E N C E C A L L P A R T I C I P A N T S
Aryeh Bourkoff
UBS - Analyst
Carrie Hart
Credit Suisse First Boston - Analyst
Thomas Eagan
Oppenheimer - Analyst
Romeo Reyes
Jefferies & Company - Analyst
Joe Boorman
New Street - Analyst
Jonathan Moore
Morgan Stanley - Analyst
Matthew Walker
Lehman Brothers - Analyst
Mike Pace
JP Morgan - Analyst
Gareth Jenkins
Deutsche Bank - Analyst
David Kestenbaum
Morgan Joseph - Analyst
Ed Venables
Royal Bank of Scotland - Analyst
Fred Kooij
Credit Suisse - Analyst
Philip Guest
Exane BNP Paribas - Analyst
Martin Hornbuckle
Picus Capital - Analyst
Sam Morton
Dresdner Kleinwort Wasserstein - Analyst

P R E S E N T A T I O N

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Operator

Hello and welcome to today's conference call, hosted jointly by ntl and Telewest. Today's call will be accompanied by a slide presentation. This slide presentation is available at ntltelewest.mergerannouncement.com. At this time, all participants are in a listen-only mode. [OPERATOR INSTRUCTIONS].

Before we begin, please turn to slide number two of the presentation. And let me remind you that today's presentation contains certain forward-looking statements about ntl and Telewest, as that term is defined in the Private Securities Litigation Reform Act of 1995. Please take a moment to read slide number two for more information regarding the risks and uncertainties associated with forward-looking statements. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the most recent 10-K, 10-Q and 8-K reports of ntl and Telewest.

I will now turn the call over to James Mooney, Chairman of ntl. Mr. Mooney?

James Mooney - ntl - Chairman

Thank you, operator. Hello, everyone. Good morning or good afternoon, depending on your locale, and thank you for joining us today. Joining me on today's call are Simon Duffy, ntl's CEO, Cob Stenham, Chairman of Telewest, Jacques Kerrest, ntl's CFO, and Neil Smith, Telewest's CFO. We'll be happy to take your questions after our prepared remarks.

This is a great day for ntl and Telewest. As you've seen from our press release, today we are very pleased to announce the combination of the two companies, creating a triple play champion with a cable footprint covering more than half of all U.K. households. This transaction will transform the scale and competitiveness of U.K. Cable, enhancing our ability to compete nationally with Sky, Freeview and British Telecom.

The combination strengthens our position in the multi-channel TV marketplace, giving us a strong platform for product differentiation and innovation and offering significant benefits to the U.K. consumer, including greater choice, better value and accelerated delivery of a broader range of personalized communication and entertainment services.

The combined Company will be the U.K.'s second-largest communications company, with approximately 5m customers and pro forma revenues of about £3.4b. Pro forma operating cash flow, for the last 12 months and as defined in our footnotes, was about £1.2b.

This is also a significant and exciting value creation opportunity for our shareholders. With local access networks that don't overlap, we are confident that we can deliver tangible cost and CapEx synergies with a net present value of approximately £1.5b.

We expect the transaction to be cash accretive, before implementation costs, in 2006 and significantly cash accretive, after all costs, from 2007 onwards. While we are conservatively not projecting revenue synergies in our models, there are clearly many opportunities to drive dual and triple play penetration across the combined customer base, as well as enhanced revenue generating actions on a national services and content basis.

Speaking from the ntl perspective, this is truly an exciting and significant day in our history. We are joining forces with a company we have known and respected for many years. This combination has been in the making for a long time. We understand Telewest's business and they understand ours. Together, we are confident we can make the new platform deliver value for our customers and shareholders alike.

Before I go any further, I'd like for a moment to turn over the floor to my new colleague Cob Stenham, Telewest Chairman, who'll say a few words from his perspective. Cob?

Cob Stenham - Telewest - Chairman

Thanks very much, Jim. Well, today marks the beginning of a new chapter in the history of Telewest. And, as Simon noted in the press release, it's the culmination of a decade of consolidation within the U.K. cable industry.

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

ntl is a company we've long admired and I've developed a great respect for their management team over the years. Simon, Jim and I have had the opportunity to get to know each other well in recent months and I'm absolutely confident that this is the right fit for our shareholders and for our employees and for our customers as well. Our customers will benefit substantially.

For our shareholders, the mix of stock and cash consideration gives them immediate value, whilst also enabling them to participate in the upside of a combined Company that is better positioned to compete in the U.K. marketplace through increased scale, an expanded footprint and more competitive service offerings for both residential and business customers.

For our employees, they will be part of a new, stronger Company, with the scale to compete more effectively and the resources to invest in more service for customers. We will be the true triple play champion.

In bringing these two companies together, it was clear that Jim, Simon and I shared a similar vision. And it was equally clear that the combined Company will be able to deliver significantly more value to shareholders than either company could have done on their own.

So it's a great day for our companies. It's a great day for the shareholders of those companies. And I strongly believe it's the start of an even better future for our employees and customers.

So finally, before turning the floor back to Jim, I'd just like to note how proud I am of the achievements of all the people at Telewest and thank them for their contributions, which have helped them to establish the successful and valuable business we are today. In particular, I'd like to additionally thank Barry Elson, who'll be leaving the Company upon the completion of the transaction, and Eric Tveter, who'll leave the Company by the end of 2006. It's been a great pleasure working with both Barry and Eric and we look forward to their continued contributions during the remainder of their time with us.

With that, back to you, Jim.

James Mooney - ntl - Chairman

Thank you, Cob. Cob has been terrific to work with these past few months and Simon and I are thrilled that he will bring his experience and background to ntl as our new Deputy Chairman. More about that in a moment.

I'm now on slide five. While I know you've read the press release, let me quickly recap the basic terms of the deal. With this transaction, Telewest shareholders will receive $16.25 in cash and 0.115 ntl shares for each common share of Telewest they own, for a total consideration currently valued at approximately $6b or $23.93 per share. The ratio of cash to stock is approximately 68% to 32%. On closing, Telewest stockholders will own approximately 25% of the combined Company.

The cash portion of the merger consideration will be financed by existing cash and the issuance of additional debt of approximately £1.8b. The Company will also refinance the existing ntl and Telewest senior credit facilities on more favorable terms.

The transaction is subject to the approval of shareholders of both companies, U.K. regulatory approvals and customary closing conditions. We expect to have the shareholder votes within three to four months and close the transaction in the first quarter of 2006, once regulatory approval has been obtained.

Moving to slide six, we have a superb team in place to run the combined Company and we are committed to adhering to the highest standards and best practices in corporate governance. The Board will consist of the ntl existing Board of Directors, along with two representatives of Telewest, who'll be added to the Board. The combined Company will have a U.S. style Board of Directors, with the appropriate independent committees. I will remain as Chairman, with Cob from Telewest serving as Deputy Chairman of the Company. Simon Duffy will lead the U.K. Cable management team as our CEO.

The combined Company's management team will also consist of, amongst others, Neil Berkett as COO, who has just started and is doing a terrific job already, Jacques Kerrest, who handled this transaction, I think, brilliantly, as our CFO. We're really looking forward to Neil Smith's contributions coming on as Deputy CFO. Neil will be knee-deep in the integration and bring all his great work he did at Telewest into the combined Company. Howard Watson we're very excited is joining us as CTO. And Steve Upton and Mike Riddle will head Networks and Mike will also be the CIO. And they have lots of experience and are doing a great job for us.

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

So this is a deep and talented, experienced team and I'm fully confident they are capable of delivering on the opportunities presented by the combination. Further appointments, from both companies, to the management team will be announced in the near future.

So what does this deal look like when you put these two strong companies together? Turning to the next slide, as you can see, the combined Company will have an enhanced revenue base and scale, with pro forma revenues of £3.4b on a last 12-month basis. The Company will also have strong operating cash flow, with healthy 36% combined margins on a pro forma last 12-month basis.

And very importantly, after fixed asset additions or CapEx, the combined Company will still enjoy a healthy 21% combined margin and free cash flow of £705m on a pro forma last 12-month basis, giving us ample resources to reduce our net debt to optimum levels of three to four times OCF over the medium term. Simon will discuss the synergies we'll be executing on in a moment.

The next slide shows the strength of our competitive position as a combined Company. As you can see, the transaction not only solidifies our network coverage and capabilities, but it also gives us an unmatched competitive position for all service offerings - broadband, TV, telephony and package offerings. Although some of our competitors have a strong competitive position in some of these service areas, none of them can match us on all four. In short, we believe our combination of services, which will continue to expand, will become the gold standard in U.K. communications.

We've been preparing for this day for a while. As you can see from the road map on slide nine, we have had a clear plan for ntl's evolution into the leading triple play service provider we now are. The first three steps on this chart describe actions that ntl's taken on its own to transform itself into the U.K.'s premier provider of communications and entertainment services. The last two steps represent what our positioning and strategy will focus on in the days ahead.

After emerging from restructuring, we turned our attention to ntl's balance sheet and corporate portfolio. We completed a rights offering in November of 2003 and refinanced all our credit facilities in April of 2004. We also completed the sale of Ireland and Broadcast operations this year. We've cut our debt and annualized interest expense in half and extended the average life of our debt by nearly five years.

The second step in our evolution was to restructure our operations and improve efficiencies, essentially tackling the post-merger integration work that had been neglected, frankly, following the numerous U.K. cable acquisitions made by the Company in the late 90s and early part of this decade. There were about a dozen or so that had never been properly integrated. This left the Company with numerous billing systems, multiple call centers, an organization managed on a decentralized and inefficient basis and ultimately far too much structure.

In a relatively short period of time, Simon was able to reduce our call centers and billing systems, reducing our headcount and simplifying our organizational structure from six discretely managed regions to one. At the same time, improving our OCF margins from 28% to 34% and higher in certain quarters.

The third step of our evolution is about driving customer value and thereby increasing our triple play penetration. Currently, as you know, we're at 25% triple play market penetration, but this number is expected to grow as customers who were taking our triple play offer at point of sale in Q2 was double the level of a year ago and continues to improve. One of our key strengths, which we intend to keep leveraging, is in product and technical innovation. We've already launched VOD and Ethernet services and have announced a 10-meg broadband for our customers later this year.

With the first three steps of our evolution substantially completed, we decided this was an opportune time to complete and implement the acquisition of Telewest, gaining access to resources that could generate greater value than we could on our own. The ability to leverage the scale of a larger company is our focus now, as we create the U.K.'s second-largest communications company, leading triple play service provider, with approximately 5m residential customers and 10m revenue generating units.

Finally, the combined Company will have additional resources to roll out new product offerings such as PVR, HDTV and VO -- VoIP across its footprint. The combined Company will have access to content that will give us a range of strategic options for the future. We are confident that the focus -- we have the focus and talent to accomplish the goals we've laid out and the integration that will be necessary.

And finally, let me just conclude by saying how proud I am of all the ntl employees and of Simon's leadership in getting us through all of these points I just made to this point and setting us up for the great future I think we now have. With that, let me turn the call over to Simon Duffy, our CEO, who'll take you through the remainder of the presentation.

Simon Duffy - ntl - CEO, President

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Thanks very much, Jim, and I'd like to add my greetings to Jim's to everybody on the call. And as Jim has said, this is a very important day in the history of our Company and indeed in the history of U.K. Cable and of Telewest as well, and we're very excited about the opportunities that lie before us.

If we turn straight to the next slide, 'Preparing the Platform for Growth'. As you can see and as Jim has said, the transaction comes at a very opportune time, as both companies have made significant strides preparing their respective operations to enter the next phase of growth for U.K. Cable.

For ntl, the key priorities to date have been the resolution of legacy issues and the integration of the disparate range of systems and facilities we inherited from the series of acquisitions that Jim mentioned earlier. On the Telewest side, the priorities have been around institutionalizing the triple play, where, as the right hand side of this slide shows, they have been exceptionally successful, as well as marketing and product development.

And both companies have completed their corporate restructurings and continue to drive next generation platforms and functionalities. Telewest has invested over £4b in future proofing its network, ensuring not just its viability in the broadband era but also that multiple services, such as high definition TV, super fast broadband and low cost IP telephony, can be delivered with relative ease and speed. ntl has built its class leading Broadnet platform and is currently rolling out its Metnet platform. And these investments will ensure that we remain at the forefront of product and service innovation and give us the ideal platform to continue, into the future, the growth that you see on the right hand side of this slide.

The next slide shows that the new Company will be a true market leader, with cable covering just over 50% of all U.K. households, giving us a leading presence and the ability to market a single service offering across a much wider footprint, with all the obvious scale benefits that that will bring. Combined, we'll be providing services to nearly 40% of marketable homes. This is an impressive number in its own right but, at the same time, it provides us with significant opportunities to grow.

Looking at the product categories, there is clearly room for increased penetration in each of them, especially broadband. And there is no reason why the enlarged Company should not achieve the triple play and ARPU levels that Telewest has reached on its own. I'll say more about our Business division in a moment, but with almost £0.75b in revenues, it'll be a strong number three in the voice and data sectors.

This transaction has the potential to change the competitive landscape in U.K. communications, reinforcing our positions in all three service areas and allowing us to compete much more effectively in each. The enlarged Company will be the established market leader in consumer broadband, with 2.5m subscribers. This will be the real strategic driver for the foreseeable future and, with our unequalled speed and unique capabilities able to exploit both HFC and DSL, we are poised to expand our leadership in this category.

We will also be the second-largest Pay TV company in the U.K. and will be well positioned to roll out VOD, PVR and HDTV on an accelerated basis. I'll say more about content in a moment, but it is clearly a strategic asset in the U.K. multi-channel TV marketplace.

And the enlarged Company will be secondary to BT in the fixed telephony market. And we will focus on driving greater talk plan growth and, with increased expertise and resources, accelerating rollout of voice and mobile services across our customer base.

But beyond the strengths we'll have in individual product markets, the key message from this slide is as follows. In traditional telephony, which is increasingly yesterday's technology, U.K. Cable was a quarter of the size of the incumbent, while in broadband, which is today's and tomorrow's technology, they are 60% of our size in the consumer area. Just think for a moment on the implications of that in the long run.

Now, another reason the combination with ntl makes -- ntl and Telewest makes so much sense is the acquisition of Telewest Content division. It has six wholly owned Pay TV channels and three free-to-air channels and is also the BBC's partner in the successful UKTV joint venture. And together, they are the largest supplier of basic channels to the U.K. pay television market. It also has the highly successful shopping -- Bid Up TV shopping channels.

And control of this unit reinforces cable's position in the multi-channel TV market. With a unique portfolio of profitable basic tier channels, which captured 8.6% of the commercial impacts in 2004, it's an important strategic asset for the combined Company. And we have a number of options around this division, from retaining 100% ownership, to entering into strategic partnerships, to partial divestment.

However, whatever we do, we'll ensure that, in a Pay TV market where our largest competitor has consistently used content as a strategic weapon and in a multi-channel environment where free to air is growing rapidly, Telewest Content business remains a strategic asset to U.K. Cable.

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Turning now to the next slide, we see that this combination will create a scale competitor in Business that is well situated to compete in the business and wholesale segments with the unique strategic asset of a next generation network already in place. By utilizing off-peak network capacity, by leveraging our local loop and by focusing on specific products and market segments, we've already made this into the second most profitable business telecoms operator in the U.K.

And we confidently expect that this combination will enable us to improve this profitability yet further. And we're highly confident of the opportunities for growth in the high margin data business, and know that we are uniquely well placed to compete in this area. Given these strengths and given the fragmented nature of the sector in the U.K., we expect further consolidation. You've already seen the first steps of that. And we are ready to play our part, perhaps not as an acquirer but certainly as a partner and joint venturer with other companies.

Now, as you will see from this next slide, we also expect to realize significant value from the tangible synergies this combination will generate across all areas of the business. The primary drivers include lowering the cost of sales through the reduction of interconnect charges and programming costs, reducing operating costs through scale benefits and best practices as well as through consolidating our central functions, generating efficiencies from our increased scale in other SG&A areas through the consolidation of infrastructure, systems and platforms and realizing substantial CapEx synergies, primarily through procurement savings and reduced spending as a result of having a single core network and single product deployments.

We expect the gross OCF and CapEx synergies will ramp up from 2006 onwards, to an annual free cash flow run rate of approximately £250m as we exit 2008. And we have a well developed implementation plan and have put together an experienced integration team, led by senior executives from both companies, who have developed detailed plans to ensure we will be ready to move forward with the integration on day one as a combined Company.

This doesn't come free. And we anticipate total implementation costs of about £250m during the 2006 to 2008 period, resulting in positive net cash synergies, after all costs, by 2007. And once our run rate cash synergies of around £250m are achieved by the end of 2008, we anticipate OCF margins of over 40%. And as you can see from the chart on the right, we expect the net present value of the synergies will be approximately £1.5b, with operating cost reductions being the largest area, followed by other reductions in SG&A, CapEx and the cost of sales.

Now, the next slide shows our pro forma capital structure, which, you'll be glad to hear, is fully supported already by committed financing in place today. Telewest currently has approximately £1.7b in net debt and ntl has about £1.5b, for a pro forma combined net debt of £3.2b, as reported in both companies' second quarter 2005 results. This will be refinanced and we'll finance the cash portion of the acquisition by issuing approximately £1.8b of new subordinated notes.

Post closing, therefore, total debt will be approximately £5.9b, representing net debt of approximately £5.7b, including capital leases. And this breaks down roughly as follows. £3.2b in senior U.K. facilities, which will be refinanced, £0.8b of existing subordinated ntl bonds, which will remain outstanding, and £1.8b of new subordinated U.S. bonds, all offset by about £0.2b in cash. And we are very comfortable that the strong free cash flow from the combined companies will provide us with the flexibility to reduce combined debt to our target levels of three to four times debt to EBITDA over the medium term.

Now, looking forward, our operating priorities will be as follows. In terms of products, our focus will be on product and service differentiation and innovation, as Jim has mentioned, repositioning our TV offering through the rollout of VOD, PVR, HDTV and new content across the expanded footprint. And we also intend to capitalize on our broadband advantage.

This will be a great opportunity to reinvigorate our marketing efforts, where it's making sense to advertise above the line on a national basis for the first time, with a sharp focus on increasing triple play penetration, which, Telewest has clearly demonstrated, can be done.

And we will not allow implementation of the merger to deflect us from growing the top line and increasing customer lifetime value, through continuing to improve ARPU, through growing RGUs and through reductions in churn.

Operationally, we'll aggressively pursue the benefits of our increased scale. We'll optimize platforms, systems and processes to deliver on the expected synergies. And while doing this, we'll protect customer service by putting in place dedicated additional resource, to ensure not just that they're insulated from the impact of all the change but that all the changes are viewed from the customer's perspective before they go ahead and that any problems are anticipated and dealt with before they arise.

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Finally, CapEx will be mostly customer driven but, in addition, we'll invest in the infrastructure to support IP convergence and ability, enabling us to deliver the kinds of products and services referenced on this side -- on this slide.

In summary, the combination of ntl and Telewest makes compelling strategic sense. This transaction will create a true triple play champion, with the ability to compete far more effectively with the existing incumbents as well as with newcomers. We'll be number one or number two in each consumer sector and the third largest competitor in the business sector.

Our enhanced scale will provide significant opportunities for cost savings, with run rate cash synergies of about £250m by the end of 2008. And in total, the synergies presented by this transaction have an NPV of about £1.5b. These tangible synergies have been clearly identified and we have a clear and well-developed implementation plan to achieve them. Moreover, the financing of the transaction increases leverage from its current low levels and the combined Company's strong cash flows will allow us to reach our target capital structure in the medium term.

And finally, this combination positions us very well for the future, with unique network capabilities and a strategic relationship with content. We'll be the clear triple play leader and we will use this leadership to move ahead of the competition, both in product differentiation and innovation and in offering targeted service packages to customers.

Now, before concluding, I have briefly to draw your attention to where you'll be able to find additional information, once the appropriate SEC filings are made. You can also visit our transaction website, which will host all relevant press releases, SEC filings and other important information. And you can access the site by directing your web browser to either www.ntl.com or www.telewest.co.uk. And, almost finally, this penultimate slide shows how we've calculated combined revenues for the purposes of this presentation.

Now, before handing over to the operator for questions, I'd just like to conclude by restating that this is a great day for U.K. Cable. It's a great day for our customers. It's a great day for our shareholders. Perhaps not such a great day for our competition.

This is the final step in bringing together all the cable franchises in the U.K., which should never have been fragmented in the first place. It never made sense for multiple small franchises to be expected to compete with national players such as BT and Sky, and this transaction finally brings that absurdity to an end. Finally united, and with our expertise in the triple play underpinned by our highly capable network, we will at last be able to focus on realizing cable's full potential for the benefit of the customers, employees and, of course, you our shareholders.

So that concludes our presentation and remarks for the day and now we'll open up for questions. So over to you, operator.

Q U E S T I O N   A N D   A N S W E R

Operator

[OPERATOR INSTRUCTIONS]. Your first question comes from Aryeh Bourkoff with UBS.

Aryeh Bourkoff - UBS - Analyst

Yes, thank you, and congratulations on the deal announcement. Just a few questions, guys. One, can you talk about the branding of the combined Company? How do you intend to reach out to the customer base? And also, you mentioned from recent conferences the desire to have a mobile offering. Can you talk about the plans for that as well?

The second question I have is if you can talk about the -- are there any taxes that we should be aware of for the transaction at all?

And third, on the debt financing, is that going to be at the holding company to the existing bonds? And is that financing already backstopped? Thanks.

Simon Duffy - ntl - CEO, President

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Thanks, Aryeh. I'm glad you got the first question in, because you've given us more coverage on this than anybody else. And we didn't do this just for you, but I know you've been expecting it. Starting out with the branding and I'll pass out the other questions to Jacques and others.

Starting out with the branding, clearly we do need to have a single brand across the whole Company when we go live on day one, in three to seven months' time. We at ntl have done some work on that. You'll be glad to hear we haven't spent large amounts of money with consultants and come up with some unmemorable acronym. But we haven't reached a conclusion, because clearly we want to consult and involve our new colleagues from Telewest on that, and we don't know what they've done on that, because we haven't been able to talk to them about it.

So yes, you're absolutely right, we will need a brand. I don't want to say whether it will be a new brand or be one of the existing names, because we really haven't reached conclusions on that yet. But it's an important piece of work, which we will conduct in what we're now calling the collaborative phase, the pre-closing phase.

Your next question was on tax and I'll hand over to a combination of either Jacques or Bryan Hall, our General Counsel, to address that. And Jacques can also address the debt question, I guess.

Aryeh Bourkoff - UBS - Analyst

How about on mobile, Simon?

Simon Duffy - ntl - CEO, President

Sorry, on mobile, yes, okay. Let me -- Jim, do you want to say something on mobile, or --?

James Mooney - ntl - Chairman

Sure. Well, as you all know, Simon and I both spent time in mobile companies. We think that, if it makes sense to partner with someone or MBNO or some form of a mobile offering, that that would be further -- another weapon in our arsenal as we [dealt] with BT and Sky. We already think it's a powerful combination against them right now, in terms of, when you add wi-fi capability, LAN capability and other services in addition to HDTV and VOD and SVOD, you really build an arsenal of competitive weapons. And we think there might be a place for mobile in there under the right circumstances. So we're actively looking at that as part of our strategic options.

We've talked about off-net in the past and again, this combination provides us the means to get significant return on assets from an off-net strategy. That's another thing we're looking at. So both of those are very low CapEx investments and with potentially nice returns. So that's all part of what the new Company will be looking at as part of our strategic arsenal.

Jacques Kerrest - ntl - CFO

Yes, the two other items, Aryeh. The debt, yes, the £1.8b would be at the U.S. holding company level. And, as Jim and Simon indicated, the whole financing has been committed and therefore this debt is also backstopped by these commitments.

In terms of the tax, there will not be any tax in the structure. As you know, we've structured the finance to meet our corporate structure itself. We've also looked at the tax planning of the Company and this was the best structure in terms of financing. We will also be filing a proxy in about a month, which will contain a lot of details about the financing and the structure going forward.

Aryeh Bourkoff - UBS - Analyst

Okay, thank you.

Operator

Your next question comes from Carrie Hart with Credit Suisse First Boston.

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Carrie Hart - Credit Suisse First Boston - Analyst

Good morning. Couple of questions. You've mentioned that a merger should accelerate the rollout of PVRs, VOD and Voice over IP. I'm wondering if we could get a sense of what your new targets are for these services.

And then, secondly, I'm wondering if we could get a little bit more detail as to where the savings will come from with the consolidation of central functions. Do you plan to migrate all customers to Harmony once the deal closes? And could that perhaps give you some cost savings?

And then, lastly, over the past six months, the marketing between ntl and Telewest has become more similar, but generally ntl has been slightly more aggressive with pricing and especially in terms of broadband as well as speed for broadband. I'm wondering if -- it sounds like promotions will be offered on a nationwide basis and I'm wondering if we can infer that, in Telewest's markets, we'll see more of ntl-like promotion. Thanks.

Simon Duffy - ntl - CEO, President

Well, just first of all on the rollout of various products like PVR and VOD and so on. We will be able to accelerate those. What we need to do now, in the near term, with Telewest, is to sit down and make sure that we sink our plans. Now, there are certain constraints on what we're able to do pre-closing, for competition reasons here in the U.K. So we need to be careful that we stay on the right side of the rules in that respect and we'll do so. But we'll be working together to sink our plans as rapidly as we can.

Now, until we've done that, I'm afraid I can't give you new timelines. But it's almost common sense that, if they're going out and doing a whole series of bids and tenders and offers and RFUs and developing rollout plans and we're doing the same thing, you can take time and cost out of that process by doing it just once.

In terms of your second question, Carrie, about central functions and so on, yes, I don't want to get into the specifics of what -- exactly what functions and headcounts at this stage, because the two companies need to work together and develop more detailed plans. Clearly, we've done a lot of work on our own, but we haven't been able to share that with Telewest yet and we haven't seen their work either. And so we need to get together and produce a combined plan that takes the best of both. But some obvious things like the main corporate functions around finance, HR, legal and those sorts of things, and Head Office functions, will be obvious.

You asked a question about billing and will it all be migrated to Harmony. We have actually got an RFP out to a number of billing providers at the moment and we're in the process of evaluating those. And once that's all been done, we'll make a choice as to whether -- we'll make a decision as to whether it makes sense to continue to migrate to Harmony or whether it's better to migrate everything to one of these new billing platforms.

That's being led by Mike Riddle, who's been a consultant to both companies for several months in the IT area and will become CIO of the new Company. And Mike, for your information, is a very experienced cable CIO. He's spent many years in the U.S. telecoms and cable business, most recently as CIO of Charter, before that in a senior position with Cox as well. So he's very, very experienced in billing integrations and migrations.

Finally, in terms of relative marketing and so on, I think one of the great benefits of this, frankly, for ntl, besides all the cost savings, is that, although I'm proud of what we have achieved on our own, particularly in terms of broadband penetration and customer growth, I'm not so proud that I wouldn't acknowledge Telewest's expertise and competence and great track record in marketing. And there are some things that they have done which, frankly, we are copying now, as I think I've said on some of these calls before.

And I think having them in the camp working with us, it's more likely that our marketing will look like theirs than the other way round, frankly, because they're pretty good at what they do. I'm not saying we're not either, but they've got some very good things and we will want to build on that.

So you should not expect more aggressive price discounting and actually I don't think it's necessary. Where you've seen some price discounting from ntl this year has been in the broadband space. And we simply made the decision that this was going to be the year of maximum volume adds, in absolute terms, of broadband in the U.K. and so we went for a land grab. We booked people in on a -- it's not a permanent offer, but on a temporary offer, to get our maximum share of broadband in 2005. And it's been extremely successful.

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

But overall, I think that the approach that says actually, you really don't need to pay much of a price discount on a bundled set of products because the overall value of the combination is compelling on its own. I think that will be more the thought than aggressive price discounting going forward.

Carrie Hart - Credit Suisse First Boston - Analyst

Okay.

Simon Duffy - ntl - CEO, President

I don't know if Jim or anybody else wants to add anything to that?

James Mooney - ntl - Chairman

I think it's well said. I think there's a lot of attributes Telewest will bring to the table. We've admired what they've done, especially in the last 12 months. So we're excited about learning from them and marketing is just one area, as Simon just said.

Carrie Hart - Credit Suisse First Boston - Analyst

Great, thank you.

Simon Duffy - ntl - CEO, President

Thanks, Carrie.

Operator

Your next question comes from Thomas Eagan with Oppenheimer.

Thomas Eagan - Oppenheimer - Analyst

Great, thank you very much. I guess my questions would be mostly on content. I was wondering if you could talk about what you're expecting, how important the rights for the Premier League are, and what maybe you may considering paying for it?

Secondly, essentially how your evolution -- how ntl's evolution on Flextech has evolved and why you considered buying the company without Flextech being sold.

And I guess, thirdly, any tweaks to the game plan for Flextech going forward? And how the merger impacts Flextech operations - any changes to the revenue or cash flow for Flextech?

And then just lastly, on your slide you mentioned partial divestment as an option. So if you can talk about what that means.

Simon Duffy - ntl - CEO, President

Okay. I think I've got all of those. I think you're probably targeting them at me, because I am most on the record as saying I'm not persuaded by the merits of vertical integration between distribution and content, and here we are combining with a company which has a good content business. And I stand by my comments. I think that they are true on most occasions. And I think that an examination of that vertical integration demonstrates that.

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

But I think I've always pointed out that there are exceptions, and I've always, I think on most occasions I've spoken to you about it, pointed particularly to Sky here in the U.K. as an exception, where they have managed to use premium content as a strategic asset in the Pay TV market. And, frankly, they've done that to the disadvantage of cable and to their own advantage and good for them. They've executed very well on it.

But if you stand back from that and you look at the U.K. multi-channel and Pay TV markets, you do see our main competitor, satellite, using content as a strategic weapon, both against the competition, us, and to acquire customers. And you also see the landscape changing in the sense that, in the multi-channel market, there's an increasing line up between Pay TV, on which we're on the same side as Sky, versus free to air multi-channel, which is of course Freeview and now various forms of free sat and so on.

And in that landscape, not to have access to and strategic control over such a high quality and high caliber content business as Telewest's content business -- which is more than just Flextech, of course. There's Flextech, there's the UKTV joint venture and the Bid Up TV business. Not to have access to and strategic control over that would be crazy, when content is clearly an important -- I won't call it bargaining chip, but an important asset in the maneuvering, both within Pay TV and between Pay TV and free to air. So that's why we were very interested in doing this combination with Telewest, including its content assets.

You talked about the FAPL, and of course that's another content play. We've been very clear that we believe that the current rules surrounding the auction for the Premier League football rights favor one buyer in particular, Sky. And indeed, as long as the rules stay in place the way they are today, there will only ever be one participant in the auction, which will be Sky. That's not good for consumers and it's not good for the game.

And we believe that if the rules are changed, in a way which I've explained in detail before and won't repeat now, that it will attract in more buyers. And that will be pro-consumer, in the sense that it will result in more choice and lower prices for consumers. And it will be pro the game in the sense that it will result in higher prices being paid to FAPL.

Obviously, someone has to lose in all of that, because you can't have lower prices for consumers and higher prices for the game, and the loser is Sky. And the winner, of course, is the other people who will win their share of the content auction, and we very much hope that we will be part of that.

So content, whether it's the existing Flextech or Telewest assets or whether it's acquiring Premier League rights or indeed other content assets, is, in the U.K. multi-channel and Pay TV market, a strategic asset and we intend to use it that way.

In terms of tweaks to the game plan, I'm not really qualified to talk about that, because we don't own the asset yet, Telewest does. But I can't think of any reason, [indiscernible] or I, why there should be any change. There's arm's length commercial relationships between the Telewest content and assets and its commercial customers, which are primarily Sky, Telewest itself and ourselves. I can't see any reason why those should change as a consequence of this transaction.

And then finally, in terms of what we mean by strategic options, well, we mean just what's on the slide. 100% ownership is a possibility, strategic partnership with other channel owners is a possibility, partial divestment, which could mean partial sale to other channel owners, is a possibility, and other forms of partial divestment are a possibility as well. I think what is probably not on the table is an option for the highest price regardless of who's paying the check, for the reasons that I've given. This is a strategic asset.

Thomas Eagan - Oppenheimer - Analyst

So Simon, what you mean by the partial divestment is that you may be interested -- you may be willing to sell a portion of your ownership of Flextech?

Simon Duffy - ntl - CEO, President

Well, if you put it in the context of the thing, it's a strategic asset, then the more of a strategic asset you have the better. And there's a question of is x percent, x being less than 100 of something larger, more or less strategically valuable than 100% of something smaller?

Thomas Eagan - Oppenheimer - Analyst

Great.

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Simon Duffy - ntl - CEO, President

And I'm not going to give you a lesser pace than that, but you can see what I'm saying.

Thomas Eagan - Oppenheimer - Analyst

Yes, I understand. Thank you.

Operator

Your next question comes from Romeo Reyes with Jefferies and Company.

Romeo Reyes - Jefferies & Company - Analyst

Good afternoon, good morning to everyone.

Simon Duffy - ntl - CEO, President

Hi there.

Romeo Reyes - Jefferies & Company - Analyst

Hi, how are you. Just a couple of quick questions. Can you give us a sense of how much of the synergies you would expect to realize in the next three years? If you can break that out for us, maybe how much is '06, '07, '08?

Secondly, with respect to break-up fees, I didn't see anything in the press release. Are there any break-up fees here?

And then lastly, with respect to the integration, I guess this merger has been in the works for a while. How far along are you in mapping out the integration of the two companies?

Simon Duffy - ntl - CEO, President

Well, let me deal with the last question first. We have been working on this for about six months. We've destroyed many forests in the process and we've had a merger integration team within ntl running for six months, with the help of outside advisors. And we've got a series of work streams, over a dozen work streams covering each major functional area and product area. They have developed very detailed plans about both operational and financial for implementing it, but of course, that's all been done from our side of the desk.

We think it's pretty good, and it's the basis on which we've gone out and raised the financing and so on. But we haven't yet sat down with Telewest, obviously, because we haven't been allowed to do so, and worked together to develop a final plan. And that's what we intend to do in this next collaborative phase pre-closing.

So the answer is yes, we've got a lot of detail. A huge amount of work has been done. Great credit, as Jim was saying earlier, to the people who've done that while doing their day jobs at the same time. But we're now going to refine it even further, in conjunction with our new colleagues from Telewest.

The other questions were around?

Jacques Kerrest - ntl - CFO

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Yes, I think the synergy by year, again, today we will not give that number away. I think you will see in the proxy that we're going to file in the next three to four weeks the details of all these numbers. And I think, regarding the break-up fee, maybe, Brian, you want to answer?

Bryan Hall - ntl - General Counsel

Yes, the parties have agreed the customary break-up fees in an amount of just over $200m. The fees and the basis upon which they are paid will be detailed in the Merger Proxy Statement, which we should be filing in a month, and also in the Merger Agreement, which we will file publicly.

James Mooney - ntl - Chairman

Yes, this is Jim. The other thing I want to add to the answer is we have set a goal for ourselves on this integration to do this as a best of breed integration, and I think the work Simon's done has certainly gotten us a long way there. But by that, other things that are included under that banner include naming the key management team, which we did this morning.

Simon's already called a meeting of the key execs from both companies. There is a lot of other mergers we've seen that don't set the bar very high in terms of how they're dealing with the management and people, and getting certainty of position. And it is our goal to do that as quickly and effectively as possible within the legal constraints that are obviously there.

So we want both the employees and the management of both companies to know where they stand in this new combined company, with as much respect and integrity as we can muster. And that's been our goal since day one and I think we're off to a great start, and it's our intention to stay on that path throughout this.

Cob Stenham - Telewest - Chairman

Can I just add something to the first question of those three - this is Cob Stenham speaking - that Simon answered? I wouldn't like anyone to think that Telewest has spent the last six months not thinking along similar lines.

We've done an immense amount of work, a bit of it we've been able to share, but some of it, for legal reasons, we haven't been. But all I can say is from my own involvement, I would be very surprised if there are differences in approach on this and with salient issues we are, as far as we can tell, pretty well at one. And we will progressively start talking together about the various items Simon's listed.

Romeo Reyes - Jefferies & Company - Analyst

So is this £250m a number that you're throwing out as a preliminary number? It could potentially be higher?

Simon Duffy - ntl - CEO, President

Well, it's not -- this is our best estimate at the moment and, as Cob has just indicated, Telewest's own calculations from their side of the table tend to be in the same ballpark. So it's preliminary in the sense that it's what we know so far. That's not the same thing as saying that we're committing to saying it's going to go higher. But we will clearly do our best as a management team to maximize the synergies and if we can beat it we will, and if we can accelerate them we will.

We want to get it done as quickly as possible for all sorts of reasons and not just financial reasons. Those are very important, but we just want to get it -- get all the integration behind us and get on with building and running the business. So the thrust will be consistent with maintaining the high standards of execution in terms of people issues that Jim referenced a moment ago, but the thrust will be as much as we can, as quickly as we can.

Romeo Reyes - Jefferies & Company - Analyst

Okay. I guess a little bit on the bond stuff. Did you say that it was committed and backstopped or just committed?

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Simon Duffy - ntl - CEO, President

Sorry, could you say that again, Romeo?

Romeo Reyes - Jefferies & Company - Analyst

On the bond deal, did you say that it was fully committed and backstopped or just fully committed?

Jacques Kerrest - ntl - CFO

And backstopped.

Romeo Reyes - Jefferies & Company - Analyst

Okay, great, thank you.

Operator

Your next question comes from Joe Boorman with New Street.

Joe Boorman - New Street - Analyst

Hi, Simon. I've just got a couple of questions, please. The first one was, I'm not quite sure I fully understood the answer earlier on tax, but have you got any clearance from the tax authorities in the U.K. that all the existing operating capital losses are intact under the merger?

And then the second question would just be on churn, I guess. Are you fairly comfortable that if you're doing an 8% cost cut, you've got quite a margin for error on churn? And just connected with that, do you have any update on your OFNET strategy, which has been dormant for the last few months? Thanks.

Simon Duffy - ntl - CEO, President

Yes. Let me deal with the churn one, then I'll hand over to Jacques on the other, on the tax issue. On the churn issue, clearly there's always a risk, when you do integration, that you'll have a negative impact on customer service and that could result in increases in churn. Both companies have been successful in bringing customer churn down and improving customer service, though we both, particularly ntl, have some way to go on that.

We are absolutely determined to ensure that we implement this merger in a way which doesn't have a negative impact on customer service and therefore on churn. And we intend to do that in two ways. First of all, we will make sure that every change that we make is examined through the lens of the customer as well as through the lens of the accountant, if you like, and we will measure its impact on the customer in advance. And any problems that we anticipate as a consequence of the steps that we take, we will actively address in advance and attempt to prevent from arising.

But we're human and we might make mistakes and some problems may arise, and as a consequence, we're putting in place some standby resource, a dedicated team of additional high-power customer service people who will address any problems that do arise. And I think customers, our experience is that customers do understand that things go wrong from time to time and they live with that. What they don't tolerate is when you don't fix it and it just keeps on going round in circles. And that's a question of resource, because there's very little in this business that can't be fixed without some resource, so we will be putting in place additional standby resource.

Most of the time it will be dedicated, we hope, towards anticipating problems and making sure they don't arise. But in the event that they do arise, it will be there as a SWAT team to really get on top of it immediately and get the issue under control. So we're going to be as proactive and as anticipatory as we can in making sure that there are no customer service consequences of doing this, and therefore, we would hope to see no impact on churn.

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Quickly on OFNET. Jim mentioned in his comments a few moments ago that OFNET is still absolutely a part of our planning. The reason why we haven't done a lot on it in the past, well, during this year really, is partly we've been busy doing other things, and I think you can tell what, but partly also, as you will know, the whole telecom strategic review here in the U.K. and the uncertainly around what LLU pricing and all that was going to be, and what was the implication to BT's 21CN on interconnect and will LLU turn out to actually just give rise to stranded capital assets because something else, like MSANs and so on, is going to make it all redundant. That's all, I think, made everybody, not just us, but almost everybody, stand on the sidelines while all that's being clarified.

Jacques Kerrest - ntl - CFO

Regarding the U.K. tax, we don't expect any material effect on the NOLs and the capital allowances that the two companies have.

Joe Boorman - New Street - Analyst

Great, thank you very much.

Operator

Your next question comes from Jonathan Moore with Morgan Stanley.

Jonathan Moore - Morgan Stanley - Analyst

Thank you. Just a point of clarification, please. When you referred to where the debt was going to be issued, you referred to the U.S. hold co. Do you mean the ntl Incorporated by that? And if so, will the new bonds be subordinate to the existing £0.8b of sub-notes? Thank you.

Jacques Kerrest - ntl - CFO

The answers are yes and yes.

Jonathan Moore - Morgan Stanley - Analyst

Okay. And in terms of the denomination in which these new bonds will be issued, will it be a mixture of U.S. dollars and euros and pounds? Can you give some more color on that?

And secondly, just a quick follow-up, the refinanced bank facility, will that be at the ntl Investment Holding Limited's level? Thank you.

Jacques Kerrest - ntl - CFO

Yes. In terms of currency of the £1.8b, we anticipate to be able to do up to £400m of pounds sterling and maybe up to £1b worth of dollars, and the rest in euro. In terms of the senior credit facility, the refinancing of the existing credit facility, it will be done at the level that we have our credit facility outstanding to date, you're correct.

Jonathan Moore - Morgan Stanley - Analyst

Okay, thank you very much.

Jacques Kerrest - ntl - CFO

You're welcome.

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Operator

Your next question comes from Matthew Walker with Lehman Brothers.

Matthew Walker - Lehman Brothers - Analyst

Hi, Simon. Finally -- finally, it's happened. Can you just answer one quick question, which is, on HTTV, what are your plans for HTTV? And is it reliant on the switch off of the analogue signal and what will the capability be?

Simon Duffy - ntl - CEO, President

Well, I can answer the question in the ntl context, again, maybe Neil will want to answer it in Telewest's context. Clearly we want to make it U.K. cable context in due course, but our plans are to start the rollout probably in the back end of next year. Clearly we won't be able to do it to our analogue customers, they've got to be digital. And so, although it's not anything to do with the switch off of the analogue spectrum in the public sense that's going on in this country, because ours is a closed private network, we will need to migrate our analogue customers to digital before they can benefit from HTTV.

But as I mentioned on other occasions, we will be developing a plan to do that, because of the economics of set-top boxes and, indeed, the very fact that we want to run HTTV and can't do it across analogue customers, mean that, as I say, we will be developing a plan to migrate our analogue TV customers.

In terms of the offerings, then, it's a wonderful medium, as those of you who have seen it know, particularly for sport and live events. It's an absolutely fantastic medium for that. But it's also a competitive advantage over time against that light because, in the end, we have more capacity so we can do more channels on HTTV than they can. And of course, it's also a competitive advantage over DSL, just given the bandwidth differences between our network and the DSL network, even the best of the DSL networks.

So in the long run, it's a competitive advantage, but we expect, as I say, ntl to start out at the back end of next year, and to roll it out over 2007. Neil, I don't know if you want to say anything?

Neil Smith - Telewest - CFO

Yes, from Telewest, it's a similar type of timeline. The analogue switch off we've previously announced will be complete by 2006 from the Telewest side, which will free up the capacity for HTTV delivery. I think that HTTV delivery plan is slightly ahead of ntl but we probably will talk as to making sure that we're delivering a compatible service during this collaborative period.

Simon Duffy - ntl - CEO, President

Yes.

Matthew Walker - Lehman Brothers - Analyst

Right, that's great. Thank you.

Simon Duffy - ntl - CEO, President

Thank you.

Operator

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Your next question comes from Mike Pace with JP Morgan.

Mike Pace - JP Morgan - Analyst

Right, thank you. Just some additional clarity on structure. Below the existing entity where the ntl bonds -- existing ntl bonds are issued, will Telewest and ntl subsidiaries be merging in any way? And I guess what I'm getting at is will Telewest be a standalone entity under an ultimate parent company, and NTL will also have its own standalone assets or, again, will those two entities be merging in any way?

James Mooney - ntl - Chairman

Bryan Hall, our General Counsel will answer the question.

Bryan Hall - ntl - General Counsel

Yes. As a result of the transaction, at the end of the day, we will have because, as you may know, in the U.K. companies do not actually merge, so our U.K. subsidiaries will all be held within an umbrella. The company umbrella would be the NTIH entity, which is currently the borrower on our bank facility.

Above that on the corporate chain would be our bond issuer, and above that would be ntl Incorporated. And there would be a field intermediary subsidiary in between.

Mike Pace - JP Morgan - Analyst

Okay. So then, just to be clear, the existing ntl bonds will be the parent company of both Telewest and ntl?

Bryan Hall - ntl - General Counsel

Yes.

Mike Pace - JP Morgan - Analyst

Okay, great. And then just to get back to your leverage targets, you mentioned three times to four times. Just a little more clarity on exactly what you mean by medium term and how you plan on getting there? Is that just assumed to be through organic cash flow growth and debt reduction from free cash flow?

Jacques Kerrest - ntl - CFO

Yes. Let me answer your question. I also want to say, so that it's clear, that we will be refinancing the £250m of second lien from Telewest. So that's part of the senior credit facility package, if it wasn't clear before. In terms of medium terms, we mean that we will be between three and four times leverage of OCF in the next two to three years, yes.

Mike Pace - JP Morgan - Analyst

Okay, and then just one follow-up. I know you don't want to give too much clarity on the synergies, but looking at one of the bar charts on your presentation, it looked like the CapEx portion would be just roughly 20% of total. I don't know if that bar chart was to scale, and I apologize if I missed that in any remarks earlier. Is that fair, the 20%?

Simon Duffy - ntl - CEO, President

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Yes, the bar chart is supposed to be to scale, although it hasn't got a vertical axis on it, so you need a precise ruler. But I think, yes, you're there or thereabouts. You can just tell it by looking at the numbers, by looking at where it is on the scale, yes.

Mike Pace - JP Morgan - Analyst

Great, thank you very much.

Simon Duffy - ntl - CEO, President

You're welcome.

Operator

Your next question comes from Gareth Jenkins with Deutsche Bank.

Gareth Jenkins - Deutsche Bank - Analyst

Yes, hi gentlemen. A few questions, if I may. Firstly, you hinted at further consolidation in the U.K. market and that you may be willing to entertain partnering. Can you just help us conclude where that partnering would be? Would it be on the backbone network if consolidation were to occur there?

Secondly, in terms of churn and revenue synergies, I'm assuming that you have no revenue synergies modeled. Can you just give us a sense of what Telewest has done in terms of best practice that you feel that you can mirror ntl, and whether it's some tightening of the credit investigation, etc?

And then finally, similarly on churn, can you just give us a sense? I think historically you said around 50% of your churners are due to home-movers. Can you tell us how many of that 50% have churned historically into Telewest areas? Thank you.

Simon Duffy - ntl - CEO, President

Why don't I deal with the first one? My comments around further consolidation were in the context of the business market, not of the [premium] shareholders because other than 6,000 customers in the Isle of Wight, which I think have to consolidate after this, and that wouldn't be strategic.

What I was really referring to is the fact that the business telecom market remains highly fragmented, with a whole string of players who have revenues but basically not much better than breakeven on EBITDA and cash. We've seen the consolidation process start with the acquisition of Energis by Cable & Wireless, but there are a number of other players out there who you could argue don't have viable long-term futures. They've got good customer bases, good product offerings and platforms, good channels to market, but their cost structure, because they don't have local access, simply doesn't enable them to generate real value for their shareholders.

The great advantage, as we keep on going, and as you know, that we have and it applies in our business telecom sector as well, is that we have the local loop. And therefore we don't have to pay away a significant chunk of our revenues to BT, which most of these other people do. Well, they pay it to BT or to us, but it's not to BT, it's a very large wholesale business.

And therefore, if we combine with another company, we immediately transform their economics by simply stopping them paying a large chunk away to BT and we keep it in-house, because it goes over our local access network. And it's just a very, very, very compelling financial model.

And so we believe that we are a natural partner of a number of those companies to partner with, if they don't see them having a viable future on their own. That said, I did say that it would be very unlikely for us to be doing this as acquirer. I don't believe that putting more money into business telecoms is what you, our shareholders, particularly want us to do. I think you do expect us, however, to use our competitive advantage in the network area to maximize the value of this asset, and we'll do that.

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Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

And again, it comes out of the question, as I said before, is that different context of content, is it better to have 100% of something x size or less than 100% of something 2x, particularly if that 2x is then much more profitable because you're managing stuff that use far more revenues through the same pipe.

So it's going to take two to tango on all of this, but there's lots of businesses out there who arguably have marginal futures on a standalone basis, that could be highly, highly profitable to our business on an incremental basis. And we'll see what deals can be done.

In terms of churn, we haven't actually figured out -- I probably should have figured out the answer to this question before this call and we haven't done, which is how many people have asked -- how many movers from Telewest churn into us, and vice versa?

It's hard to get that data because people don't usually tell us where they're moving to, they just tell us they're moving. We've tried to find out where they're moving to, but we don't always succeed. But clearly there should be some reduction in churn. About 40% of our voluntary churn is typically movers off-net. Neil, is Telewest --?

Neil Smith - Telewest - CFO

Yes.

Simon Duffy - ntl - CEO, President

About the same. So Telewest about the same. So we'd probably do some math, which is beyond my mental capabilities at the moment, but there's probably some math you can do to figure out about how much of that 40% of voluntary churn could fall by, just by the coincidence of geography, if you assume that people who are movers are randomly distributed across the country.

Revenue synergies, well, I think Telewest's success in this -- and you're right, we haven't taken into account Telewest's success in marketing speaks for itself. We're no slouches. We've done pretty well on net adds in Q2 and I'm not commenting on Q3. But as I say, we've done pretty well on net adds in Q2. And so we've got some tricks up our sleeve, they've got some tricks up theirs, and we'll try and put together the best of breed. And as I say, I think we'll be able to go beyond best of breed, because combined we can do things that make sense for the enlarged company that don't make sense for the two separate companies, particularly in above the line media-based advertising.

James Mooney - ntl - Chairman

Yes. I think the other area is the stability Telewest has had on their IT systems and back office, in addition to all their marketing prowess, will be a good guide for us as we go to the combined company back office structure. They haven't had to deal with some of the issues we've had, and that's given them -- they've taken advantage of that and created a very strong back office which they've leveraged quite nicely in their margins. So we will be paying very close attention to that and many other things.

I think, if you just look at this whole thing, we're looking at this - Cob, Simon and I are looking at this - as a 1+1=3 case, very clearly. We're going to be able to leverage the entire network. We're going to be able to scale our operations. We have significant margin expansion in front of us. We're starting with £700m of cash flow in the last 12 months, and then you add the £250m to that over time. We're getting a very deep management team when you combine the two teams. So, as far as I'm concerned, the gloves are off and we're going to become a very aggressive competitor based on the roadmap that Simon's laid out for the Company.

The Premier League discussion is one example of that. There has been some discussion on that recently. That might hurt the league but the facts are clear opposition to that. If you look at the National Football League, when they opened up the rights, the league made substantially more money by allowing ESPN, Fox and ABC to bid on what was previously NBC and CBS territory, substantially more money, and the consumer got significantly more access to the programming.

So if anyone is interested in open market pricing and ending anti-competitive structure, this should be a golden opportunity to prove that. So we are going to create churn, but not for ourselves. So this is -- we are going to be gloves off and we are going to take advantage of all the wonderful things bringing the Telewest expertise to the table does for us, and I think we're all excited about this.

Gareth Jenkins - Deutsche Bank - Analyst

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Great, thanks very much.

Operator

Your next question comes from Aryeh Bourkoff with UBS.

Aryeh Bourkoff - UBS - Analyst

Hi, thanks for the follow-up. Just would you consider splitting off the Business division as a way to unlock value?

And then second, I know you talked about a buyback in the past, and obviously this could be, I guess, considered as your better use of cash that you've been talking about, but any restrictions on doing a buyback between now and deal closing, or when it comes to that, returning capital post the deal? Thanks.

Simon Duffy - ntl - CEO, President

Let me speak just quickly to the first one. I guess Jacques will deal with the second one. The trouble with a spin-off or a 100% divestment is that if we did on a Friday, on Monday we'd start rebuilding a business telecoms division because our network is under-utilized during the day because its capacity is designed for peak use in the evening, as you know, which is the consumer period when it's maximal utilization.

So it's just the fact that the network is a great strategic asset and you want to pump as many revenues through it as you can. And if we span it off, what would its relationship with us be? Would its margins still be the same if it wasn't part of us, because it wasn't our network, and there's a whole bunch of issues that arise.

Now, that's not to say that it can't be joint ventured and so on, but there needs to be an ongoing strategic and operational relationship between that entity and our core network business. So I don't want to simplify it down as much as to, if you like, a service code or a net code, though it could get to there in the end, but we're not wedded to 100% ownership of this.

We are wedded to maximizing its value and that could well be us going down to below 100%, possibly even below 50% ownership, depending on the partners that we dealt with and how many partners there were. But there needs to be an ongoing strategic and operational relationship, and I think that needs to be cemented by a financial relationship. I don't think it can be purely contractual. So I think that the prospect of our ever spinning it off completely is extremely remote, unless something changes quite radically. But as you can tell from my comments, I'm very keen on maximizing the value of this thing.

Jacques, are you going to --?

Jacques Kerrest - ntl - CFO

Yes. Well, as you know, Aryeh, we don't usually comment between quarters about stock buyback programs, but you've noticed that obviously we want to use quite a bit of cash at closing to pay for the shares of Telewest. And we've given you an indication of where we'd want to be in terms of leverage at closing, as well as the leverage that we want to achieve in the next two or three years. So I think you have to look at the whole picture when you look at the cash that we have on our balance sheet today.

Aryeh Bourkoff - UBS - Analyst

Okay, thanks.

Operator

Your next question comes from David Kestenbaum with Morgan Joseph.

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

David Kestenbaum - Morgan Joseph - Analyst

Okay, thanks. Simon, congratulations. Can you talk about, do you see any regulatory hurdles at all to getting this deal done and have you gotten any feedback yet from the regulators? And then going forward, I guess you hinted just now that you wouldn't be buying back shares initially but in the long term do you plan to reinstitute that buyback program?

Simon Duffy - ntl - CEO, President

Okay. Well, just on the latter, I think what Jacques was indicating, in his classically opaque answer to Aryeh's question, was that -- not in the near term. That we're going to spend money on the integration and so on, although it does become cash positive after all costs in 2007. But then we want to get our gearing down to its target level, and I think it's at that stage that we will then be into considering buybacks and so on.

But what we don't want to do is to get ourselves under-geared. We know we've been under-geared for the past six months. But as we can now say, that's for an obvious reason, but we couldn't say it previously. But it's not our desire to be under-geared on a long-term basis.

The first bit of the question was?

David Kestenbaum - Morgan Joseph - Analyst

The regulator.

Simon Duffy - ntl - CEO, President

The regulator, yes, sorry. Well, look, it would be impolite and imprudent of me to try and anticipate or preempt the regulator's right of discretion and so on. And the OFT will look at this and they will decide whether they think it should go to a second stage or not. But the basic rules in this country are that, in order for the OFT to make a reference to the Competition Commission, they need to be satisfied that there is a significant lessening of competition in the relevant marketplace.

Now, in our consumer business, which is 80% of both ntl and Telewest, we can't sell to a single customer of theirs and they can't sell to a single customer of ours, and that's a pretty good definition of two companies that don't compete with each other. So if you don't compete, it's difficult to see how competition could be reduced, significantly or any other way. So I'd argue that there isn't a strong case for Competition Commission reference based on the consumer area.

If you then look at the business area, where we do compete a little bit but not very much, because, again, the business of both companies is mostly based around our local access network far more than our backbone, but we do compete a little bit in the backbone area but not much, that is a business area which is, as I was saying, my comments a moment ago about potential further consolidation. It's so fragmented that the getting together of ntl and Telewest doesn't significantly reduce competition either.

So we will be arguing to the OFT, who are the relevant authority for these purposes, that there isn't a significant lessening of competition and that this thing should just be waved through. I'm sure, in practice, that not everyone will see it as simply as that, and there will be people, you can guess who, lobbying for a reference to the Competition Commission. But we don't believe that there should be any regulatory obstacles.

Cob Stenham - Telewest - Chairman

The only thing I would add to that is that, whatever the likely outcome, Simon's given you a very strong pointer on that, with which I would wholeheartedly agree. Waving through in this country is not a quick process and you shouldn't read delay in this area as an indicator of outcome. It does take time. Our authorities don't move that quickly.

Simon Duffy - ntl - CEO, President

No.

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Operator

Your next question comes from Ed Venables with Royal Bank of Scotland.

Ed Venables - Royal Bank of Scotland - Analyst

Yes, sorry, just two questions, one just carrying on that regulation point. If it does go to the Competition Commission, how long can that add to the process? Is it an extra three or so months?

And then finally, just on this subordination issue of the new bonds, just to clarify, am I right in just confirming that you're intending that the new bonds will be structurally subordinated to the existing bonds? Thanks very much.

Jacques Kerrest - ntl - CFO

Well, let me answer the last question first. Yes, you are correct. It will be subordinated to the existing -- to our existing high yield bond, which will stay outstanding.

Ed Venables - Royal Bank of Scotland - Analyst

Thank you.

Simon Duffy - ntl - CEO, President

Yes, and on the first question, yes, it could add about 90 days, three months or so, to the process.

Ed Venables - Royal Bank of Scotland - Analyst

Thank you very much.

Simon Duffy - ntl - CEO, President

You're welcome.

Operator

Your next question comes from Fred Kooij with Credit Suisse.

Fred Kooij - Credit Suisse - Analyst

Hi, thanks. All my questions are answered.

Operator

Your next question comes from Philip Guest with Exane.

Philip Guest - Exane BNP Paribas - Analyst

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Hi, good afternoon, gentlemen. Congratulations again. Simon, a question for you, I think, regarding football rights. We're obviously very keen to see what the options are for you guys. You talk about price inflation. One of the things I'm interested in is, given that your network, your footprint's only 52% of the U.K., how do you monetize any football rights you acquire outside that footprint, or do you just warehouse them?

Simon Duffy - ntl - CEO, President

Well, let me say first of all that, actually, there is a very, very good and robust business case to be made without having to monetize them outside that footprint, and so anything that we do monetize outside the footprint would be upside and jam. So that's an important point to start with, because as I think you would probably understand, I won't bother to go into any detail now, it all turns around access to what's called the pubs and clubs economics, which isn't really a question of footprint, or at least you could access enough of those within our footprint area, put it that way.

Clearly there would be, if you assumed that the auction rules changed and we bid and we're successful and so on, let's say we got 50% and Sky got the other 50%, clearly there would be discussion between the two parties as to what we did with our respective rights. And we might well end up selling them to each other, it's just that the terms of negotiation would be different from the way they've been in the past. And yes, we want to get as much money for our rights as possible and I'm sure Sky does the same, so we'll behave rationally under those circumstances.

Philip Guest - Exane BNP Paribas - Analyst

Do you see any other viable bidders? Obviously you and Sky between you have the pay platforms in the U.K. Do you think anybody else would bid against you?

Simon Duffy - ntl - CEO, President

Well, I think Charles Allen has said many of the similar things that I said about wanting to bid for the rights as well. Private equity has expressed an interest in it. I'm not quite sure what Channel 4 and Channel 5 have said. I don't think it's a Channel 4 thing but it might be a Channel 5 thing. So I think there's a number of bidders out there, but thankfully, none of them are [inaudible] seriously unless the rules are changed, and that's the message that's got to be got across the system. The rules need to be changed in a particular way in order to open it up and make it interesting to other people.

Philip Guest - Exane BNP Paribas - Analyst

Fantastic. Thanks very much, Simon. Congratulations again.

Simon Duffy - ntl - CEO, President

You're welcome. Thank you. Thanks.

Operator

Your next question comes from Martin Hornbuckle with Picus Capital.

Martin Hornbuckle - Picus Capital - Analyst

My question has been answered, thanks.

Operator

Your next question comes from Sam Morton with DrKW.

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

Sam Morton - Dresdner Kleinwort Wasserstein - Analyst

My question has been answered too, thanks.

Simon Duffy - ntl - CEO, President

I guess we're getting to the stage where probably most questions have been answered.

Operator

Your next question comes from [Gerard Lacazy] with [Ivebury].

Simon Duffy - ntl - CEO, President

It sounds as though he's stopped even listening.

James Mooney - ntl - Chairman

Why don't we wrap up, operator?

Simon Duffy - ntl - CEO, President

Yes, I think we should.

James Mooney - ntl - Chairman

Simon, do you want to summarize?

Simon Duffy - ntl - CEO, President

Well, I guess we can both do it. I'd just like to say that, as I said, I think, at some stage earlier today, but this is a great day for U.K. cables, ntl and for Telewest, and for our shareholders, a great day for our customers. And it's a great day for, I think, broadband Britain. And although I know that's not something which immediately plays to a lot of our shareholders, believe me, it's important in the context of the development of this industry in the U.K. And it's a gloomy day for our competition, and it's a great day for our associates.

I think we really are, as Jim said in the beginning, creating a premier player here, and we are bringing to an end the absurdities that existed almost 20 years in U.K. cable, where we've had a series of fragmented operations that have been expected to compete with national players. I think we really have competed extremely well under those circumstances and have been competing with one hand tied behind our backs. Both hands are free now, and as Jim said, watch this space.

And we've got a huge amount to do to bring these two companies together, to successfully integrate them, to deliver the synergies without disturbing customer service, getting the best out of both companies, and then actually improving on that best. But we're committed to doing all of that, and our focus, as ever, will be on delivering and driving value for our shareholders.

Cob Stenham - Telewest - Chairman

And Telewest fully supports that line of thinking, and we'll be doing our best too.

James Mooney - ntl - Chairman

FINAL TRANSCRIPT
Oct. 03. 2005 / 8:30AM, NTLI - NTL and Telewest Combine to Create a Triple Play Leader (Conference Call)

So let me just wrap up again by thanking Cob for all the great teamwork on getting this done and in terms of both getting it to a point where this is a fair deal for both companies and should be -- set us up very well in terms of our stock and shareholder value going forward.

Let me also thank our advisors, Goldman Sachs and Davis Polk, who did a wonderful job getting us to that same point and especially to our team at ntl, all the people down working every day to make this Company better every day, who have gotten us to this point. A big thank you to all those people. And, of course, the leadership that Simon brought to the table, which has gotten us to this point.

So thanks everyone for joining us this morning and we look forward to talking to you on the days ahead, as we now get into heavy execution mode in terms of leveraging and scaling the great assets these two companies have together. Thank you, everyone.

Simon Duffy - ntl - CEO, President

Thanks, bye.

Operator

Thank you, ladies and gentlemen. This concludes today's conference call. You may now disconnect.

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